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November 14, 2016

VIA EDGAR AND E-MAIL

Perry J. Hindin

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                             Affinity Gaming

Preliminary Proxy Statement on Schedule 14A
Filed on October 14, 2016

File No. 0-54085

Schedule 13E-3

Filed by Affinity Gaming, Z Capital Partners, L.L.C. et. al
Filed on October 14, 2016

File No. 5-85867

Dear Mr. Hindin:

As discussed on our call on November 8, 2016, on behalf of our client, Affinity Gaming (“Affinity” or the “Company”), we hereby request the withdrawal of the Schedule 13E-3 filing originally filed on October 14, 2016.

As discussed, the Company currently has and, since January 1, 2015 has had, less than 300 stockholders of record. Therefore the contemplated transaction will not have the effect of causing registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of any class of equity securities of the Company to become eligible for termination, as the Company was already so eligible.

This position is further supported by the Division of Corporate Finance’s interpretation reflected in question 104.01 of the Compliance and Disclosure Interpretations with respect to Exchange Act Rule 13e-3 as applied to going-private transactions and Schedule 13E-3.

Based on the above, the Company is not subject to Exchange Act Rule 13e-3. The Company has amended its proxy statement throughout to reflect this.

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If you have any questions, please do not hesitate to call the undersigned at (415) 268-6617.

Very truly yours,

/s/ Brandon C. Parris

Brandon C. Parris